TD HOLDINGS, INC.

25th Floor, Block C, Tairan Building

No. 31 Tairan 8th Road, Futian District

Shenzhen, Guangdong, PRC 518000

September 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: John Spitz

Re:	TD Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2019 Filed May 29, 2020 File No. 001-36055

Dear Mr. Spitz:

This letter is in response to the letter dated September 21, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TD Holdings, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 10-K for the Year Ended December 31, 2019

Item 1A. Risk Factors

Risks Related to Ownership of our Common Stock, page 41

1. We note references on pages 43-44 to your status as an emerging growth company and disclosure on page F-21 related to your planned adoption dates of new or revised accounting standards. Please tell us and revise future filings to explain how you currently qualify as an emerging growth company. Please refer to Question 40 of the Jumpstart Our Business Startups Act Frequently Asked Questions available at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

In response to the Staff’s comments, the Company does not currently qualify as an emerging growth company and we will revise our future filings to clarify that we no longer qualify as an emerging growth company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

2. Please revise the Management’s Discussion and Analysis (MD&A) section in your future filings to include a discussion and analysis of the changes in your financial position for each of the periods for which you have presented financial statements. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comments, we will include in the MD&A section of our future filings a discussion and analysis of the changes in our financial position for each of the periods for which we have presented financial statements.

Item 8. Financial Statements

Note 5. Loans Receivable from Third Parties, page F-25

3. We note that you earned interest income of $134,570 on third party loans and also your disclosure on page F-35 of $25,537 of interest income on loans to related parties during the fiscal year ended December 31, 2019. Please tell us and revise future filings to clearly disclose where these interest income amounts are reflected in your statement of operations. If included within interest expense, net in your statement of operations, please provide a detail of the amounts netted in this line item.

In response to the Staff’s comments, we had combined our interest income and interest expenses within the account of “interest expense, net” for the year ended December 31, 2019. We will revise our future filings to clearly disclose where these interest income amounts are reflected in our statement of operations.

In our Quarterly Reports on Form 10-Q filed on June 26, 2020 and August 14, 2020, we have already separated our interest income and interest expenses.

For the year ended December 31, 2019, the line item of interest expense, net comprised of the following items:

	Reference to Form 10-K	For the year ended December 31, 2019

Interest expenses from loans from third parties	Note 10, Page F-28	$(158,824)
Interest expenses from loans from related parties	Note 16, Page F-36	(4,242)
Interest income from loans to third parties	Note 5, Page F-25	134,570
Interest income from loan to related parties	Note 16, Page F-35	25,537
Interest income from deposits in banks		2,302
Interest expenses, net		$(657)

Note 19. Disposition of GLG BVI, page F-40

4. We note from your disclosure on page F-40 that you recognized a $9.7 million gain on your disposal of GLG BVI and that you had assets with a carrying value of $6.2 million and liabilities with a carrying value of $10.5 million immediately prior to reclassification as held for sale. Please tell us in detail how you calculated the $9.7 million gain on disposal along with the corresponding authoritative accounting guidance you relied upon.

In response to the Staff’s comments, we calculated the $9.7 million gain on disposal pursuant to ASC 803-30-40-1, “upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in the translation adjustment component of equity shall be both:

a.	Removed from the separate component of equity; and
b.	Reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs.”

The Company’s full disposal of GLG BVI resulted in cumulative translation adjustments (“CTA”) being reclassified into disposal gain. The disposal gain of $9.7 million was equal to the difference between proceeds, and net liabilities of discontinued GLG BVI plus cumulative translation adjustments, which was calculated as follows:

June 21, 2018
($million)
Proceeds	$0.5

Total assets of discontinued operations	(6.2)
Total liabilities of discontinued operations	10.5
Net liabilities of discontinued operations	4.3

CTA reclassified to disposal gain	4.9

Disposal gain	$9.7

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have further questions, we respectfully ask that you forward them to our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC, at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Renmei Ouyang
Name:	Renmei Ouyang
Title:	Chief Executive Officer

Joan Wu, Esq.

Hunter Taubman Fischer & Li LLC